Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Third Fiscal Quarter Ended November 30, 2024

(Beijing–January 23, 2025)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2025 ended November 30, 2024.

Highlights for the Third Quarter of Fiscal Year 2025

-	Net revenues were US$606.4 million, compared to net revenues of US$373.5 million in the same period of the prior year.

-	Loss from operations was US$17.4 million, compared to loss from operations of US$32.2 million in the same period of the prior year.

-	Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$1.9 million, compared to non-GAAP loss from operations of US$10.2 million in the same period of the prior year.

-	Net income attributable to TAL was US$23.1 million, compared to net loss attributable to TAL of US$23.9 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$38.6 million, compared to non-GAAP net loss attributable to TAL of US$1.9 million in the same period of the prior year.

-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.04. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.06. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$3,835.8 million as of November 30, 2024, compared to US$3,303.3 million as of February 29, 2024.

Highlights for the Nine Months Ended November 30, 2024

-	Net revenues were US$1,640.0 million, compared to net revenues of US$1,060.9 million in the same period of the prior year.

-	Income from operations was US$12.9 million, compared to loss from operations of US$58.2 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$63.5 million, compared to non-GAAP income from operations of US$10.2 million in the same period of the prior year.

-	Net income attributable to TAL was US$91.9 million, compared to net loss attributable to TAL of US$31.1 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$142.5 million, compared to non-GAAP net income attributable to TAL of US$37.3 million in the same period of the prior year.

-	Basic and diluted net income per ADS were both US$0.15. Non-GAAP basic net income per ADS, which excluded share-based compensation expenses, was US$0.24, and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, was US$0.23.

Financial Data——Third Quarter and First Nine Months of Fiscal Year 2025

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	November 30,
	2023	2024	Pct. Change
Net revenues	373,506	606,446	62.4%
Loss from operations	(32,185)	(17,432)	(45.8)%
Non-GAAP loss from operations	(10,184)	(1,920)	(81.1)%
Net (loss)/income attributable to TAL	(23,946)	23,069	(196.3)%
Non-GAAP net (loss)/income attributable to TAL	(1,945)	38,581	(2,083.6)%
Net (loss)/income per ADS attributable to TAL – basic	(0.04)	0.04	(195.5)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.04)	0.04	(194.1)%
Non-GAAP net (loss)/income per ADS attributable to TAL – basic	(0.00)	0.06	(2,066.2)%
Non-GAAP net (loss)/income per ADS attributable to TAL – diluted	(0.00)	0.06	(2,037.0)%

	Nine Months Ended
	November 30,
	2023	2024	Pct. Change
Net revenues	1,060,877	1,639,994	54.6%
(Loss)/income from operations	(58,168)	12,860	(122.1)%
Non-GAAP income from operations	10,229	63,476	520.5%
Net (loss)/income attributable to TAL	(31,081)	91,902	(395.7)%
Non-GAAP net income attributable to TAL	37,316	142,518	281.9%
Net (loss)/income per ADS attributable to TAL – basic	(0.05)	0.15	(399.0)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.05)	0.15	(394.1)%
Non-GAAP net income per ADS attributable to TAL – basic	0.06	0.24	286.2%
Non-GAAP net income per ADS attributable to TAL – diluted	0.06	0.23	286.3%

"We achieved healthy year-on-year revenue growth this quarter. Our AI learning devices remained one of our faster-growing business lines and received encouraging user feedback and market recognition," said Alex Peng, TAL’s President & Chief Financial Officer.

"We will continue to enhance our products’ capabilities and adaptability across learning services and content solutions. As always, we are committed to helping more users discover learning solutions that meet their unique needs while also contributing positively to society."

Financial Results for the Third Quarter of Fiscal Year 2025

Net Revenues

In the third quarter of fiscal year 2025, TAL reported net revenues of US$606.4 million, representing a 62.4% increase from US$373.5 million in the third quarter of fiscal year 2024.

Operating Costs and Expenses

In the third quarter of fiscal year 2025, operating costs and expenses were US$624.7 million, representing a 53.9% increase from US$405.8 million in the third quarter of fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$609.2 million, representing a 58.7% increase from US$383.8 million in the third quarter of fiscal year 2024.

Cost of revenues increased by 65.5% to US$286.7 million from US$173.2 million in the third quarter of fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 67.2% to US$285.4 million, from US$170.7 million in the third quarter of fiscal year 2024.

Selling and marketing expenses increased by 85.6% to US$226.4 million from US$122.0 million in the third quarter of fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 91.0% to US$222.4 million, from US$116.4 million in the third quarter of fiscal year 2024.

General and administrative expenses increased by 0.8% to US$111.5 million from US$110.7 million in the third quarter of fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 4.8% to US$101.4 million, from US$96.7 million in the third quarter of fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 29.5% to US$15.5 million in the third quarter of fiscal year 2025 from US$22.0 million in the same period of fiscal year 2024.

Gross Profit

Gross profit increased by 59.6% to US$319.8 million from US$200.3 million in the third quarter of fiscal year 2024.

(Loss)/Income from Operations

Loss from operations was US$17.4 million in the third quarter of fiscal year 2025, compared to loss from operations of US$32.2 million in the third quarter of fiscal year 2024. Non-GAAP loss from operations, which excluded share-based compensation expenses, was US$1.9 million, compared to Non-GAAP loss from operations of US$10.2 million in the same period of the prior year.

Other Income, Net

Other income was US$18.2 million for the third quarter of fiscal year 2025, compared to other income of US$13.3 million in the third quarter of fiscal year 2024.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was nil for the third quarter of fiscal year 2025, compared to US$2.3 million for the third quarter of fiscal year 2024.

Income Tax (Expense)/Benefit

Income tax benefit was US$3.6 million in the third quarter of fiscal year 2025, compared to US$15.4 million of income tax expense in the third quarter of fiscal year 2024.

Net (Loss)/Income attributable to TAL Education Group

Net income attributable to TAL was US$23.1 million in the third quarter of fiscal year 2025, compared to net loss attributable to TAL of US$23.9 million in the third quarter of fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$38.6 million, compared to Non-GAAP net loss attributable to TAL of US$1.9 million in the third quarter of fiscal year 2024.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net income per ADS were both US$0.04 in the third quarter of fiscal year 2025. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.06 in the third quarter of fiscal year 2025.

Cash Flow

Net cash provided by operating activities for the third quarter of fiscal year 2025 was US$378.0 million.

Cash, Cash Equivalents, and Short-Term Investments

As of November 30, 2024, the Company had US$2,240.8 million of cash and cash equivalents and US$1,595.0 million of short-term investments, compared to US$2,208.7 million of cash and cash equivalents and US$1,094.6 million of short-term investments as of February 29, 2024.

Deferred Revenue

As of November 30, 2024, the Company’s deferred revenue balance was US$825.6 million, compared to US$428.3 million as of February 29, 2024.

Financial Results for the First Nine Months of Fiscal Year 2025

Net Revenues

For the first nine months of fiscal year 2025, TAL reported net revenues of US$1,640.0 million, representing a 54.6% increase from US$1,060.9 million in the first nine months of fiscal year 2024.

Operating Costs and Expenses

In the first nine months of fiscal year 2025, operating costs and expenses were US$1,628.8 million, representing a 44.1% increase from US$1,130.7 million in the first nine months of fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,578.2 million, representing a 48.6% increase from US$1,062.3 million in the first nine months of fiscal year 2024.

Cost of revenues increased by 57.1% to US$757.3 million from US$482.1 million in the first nine months of fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 58.3% to US$751.9 million from US$475.1 million in the first nine months of fiscal year 2024.

Selling and marketing expenses increased by 58.0% to US$530.8 million from US$335.9 million in the first nine months of fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 63.6% to US$518.4 million from US$316.8 million in the first nine months of fiscal year 2024.

General and administrative expenses increased by 9.0% to US$340.7 million from US$312.7 million in the first nine months of fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 13.9% to US$307.9 million from US$270.4 million in the first nine months of fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 26.0% to US$50.6 million in the first nine months of fiscal year 2025 from US$68.4 million in the same period of fiscal year 2024.

Gross Profit

Gross profit increased by 52.5% to US$882.7 million from US$578.8 million in the first nine months of fiscal year 2024.

(Loss)/Income from Operations

Income from operations was US$12.9 million in the first nine months of fiscal year 2025, compared to loss from operations of US$58.2 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$63.5 million, compared to US$10.2 million Non-GAAP income from operations in the same period of the prior year.

Other Income, Net

Other income was US$51.8 million for the first nine months of fiscal year 2025, compared to other income of US$11.5 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$8.7 million for the first nine months of fiscal year 2025, compared to US$33.0 million for the first nine months of fiscal year 2024.

Income Tax (Expense)/Benefit

Income tax expense was US$24.3 million in the first nine months of fiscal year 2025, compared to US$8.9 million of income tax expense in the first nine months of fiscal year 2024.

Net (Loss)/Income Attributable to TAL Education Group

Net income attributable to TAL was US$91.9 million in the first nine months of fiscal year 2025, compared to net loss attributable to TAL of US$31.1 million in the first nine months of fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$142.5 million, compared to US$37.3 million Non-GAAP net income attributable to TAL in the same period of the prior year.

Cash Flow

Net cash provided by operating activities for the first nine months of fiscal year 2025 was US$624.3 million.

Basic and Diluted Net (Loss)/Income per ADS

Basic and diluted net income per ADS were both US$0.15 in the first nine months of fiscal year 2025. Non-GAAP basic net income per ADS, which excluded share-based compensation expenses, was US$0.24, and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, was US$0.23 in the first nine months of fiscal year 2025.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2025 ended November 30, 2024 at 7:00 a.m. Eastern Time on January 23, 2025 (8:00 p.m. Beijing time on January 23, 2025).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BI252a8b58f53a47cebdf55358dda997b1.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to TAL, non-GAAP basic and non-GAAP diluted net income/(loss) per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2024	As of November 30, 2024
ASSETS

Current assets
Cash and cash equivalents	$2,208,756	$2,240,827
Restricted cash-current	167,656	306,549
Short-term investments	1,094,593	1,595,027
Inventory	68,328	98,021
Amounts due from related parties-current	343	387
Prepaid expenses and other current assets	159,498	207,943
Total current assets	3,699,174	4,448,754
Restricted cash-non-current	81,064	41,078
Property and equipment, net	405,319	460,566
Deferred tax assets	4,620	5,165
Rental deposits	16,947	20,669
Intangible assets, net	1,988	964
Land use right, net	189,049	184,937
Amounts due from related parties-non-current	59	59
Long-term investments	284,266	276,254
Long-term prepayments and other non-current assets	14,359	28,055
Operating lease right-of-use assets	231,104	322,563
Total assets	$4,927,949	$5,789,064

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$127,321	$189,271
Deferred revenue-current	400,286	780,909
Amounts due to related parties-current	96	107
Accrued expenses and other current liabilities	491,911	625,274
Short-term debt	-	55,231
Operating lease liabilities, current portion	62,604	82,513
Total current liabilities	1,082,218	1,733,305
Deferred revenue-non-current	27,993	44,710
Deferred tax liabilities	2,360	4,040
Operating lease liabilities, non-current portion	176,614	243,346
Total liabilities	1,289,185	2,025,401

Equity
Class A common shares	152	154
Class B common shares	49	49
Additional paid-in capital	4,256,957	4,280,212
Statutory reserve	165,138	164,370
Accumulated deficit	(694,270)	(601,600)
Accumulated other comprehensive loss	(65,928)	(70,493)
Total TAL Education Group's equity	3,662,098	3,772,692
Noncontrolling interests	(23,334)	(9,029)
Total equity	3,638,764	3,763,663
Total liabilities and equity	$4,927,949	$5,789,064

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2023	2024	2023	2024
Net revenues	$373,506	$606,446	$1,060,877	$1,639,994
Cost of revenues (note 1)	173,180	286,689	482,075	757,329
Gross profit	200,326	319,757	578,802	882,665
Operating expenses (note 1)
Selling and marketing	121,977	226,441	335,902	530,769
General and administrative	110,678	111,537	312,707	340,718
Total operating expenses	232,655	337,978	648,609	871,487
Government subsidies	144	789	11,639	1,682
(Loss)/income from operations	(32,185)	(17,432)	(58,168)	12,860
Interest income, net	20,076	21,491	64,033	64,410
Other income, net	13,324	18,150	11,511	51,767
Impairment loss on long-term investments	(2,270)	-	(33,031)	(8,692)
(Loss)/income before income tax (expense)/benefit and loss from equity method investments	(1,055)	22,209	(15,655)	120,345
Income tax (expense)/benefit	(15,374)	3,582	(8,875)	(24,348)
Loss from equity method investments	(7,644)	(2,765)	(6,936)	(4,337)
Net (loss)/income	(24,073)	23,026	(31,466)	91,660
Add: Net loss attributable to noncontrolling interests	127	43	385	242
Total net (loss)/income attributable to TAL Education Group	$(23,946)	$23,069	$(31,081)	$91,902
Net (loss)/income per common share
Basic	$(0.12)	$0.11	$(0.15)	$0.46
Diluted	(0.12)	0.11	(0.15)	0.45
Net (loss)/income per ADS (note 2)
Basic	$(0.04)	$0.04	$(0.05)	$0.15
Diluted	(0.04)	0.04	(0.05)	0.15
Weighted average shares used in calculating net (loss)/income per common share
Basic	200,134,875	201,905,486	204,020,823	201,746,602
Diluted	200,134,875	204,949,612	204,020,823	205,093,389

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2023	2024	2023	2024
Cost of revenues	$2,499	$1,271	$6,989	$5,426
Selling and marketing expenses	5,558	4,082	19,120	12,410
General and administrative expenses	13,944	10,159	42,288	32,780
Total	$22,001	$15,512	$68,397	$50,616

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive (loss)/income

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2023	2024	2023	2024
Net (loss)/income	$(24,073)	$23,026	$(31,466)	$91,660
Other comprehensive income/ (loss), net of tax	18,356	(21,512)	(26,239)	(4,348)
Comprehensive (loss)/income	(5,717)	1,514	(57,705)	87,312
Add: Comprehensive loss/(income) attributable to noncontrolling interests	557	(2,308)	(356)	25
Comprehensive (loss)/income attributable to TAL Education Group	$(5,160)	$(794)	$(58,061)	$87,337

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2023	2024	2023	2024
Net cash provided by operating activities	$247,123	$378,038	$329,918	$624,255
Net cash (used in)/provided by investing activities	(208,847)	(214,435)	133,955	(532,739)
Net cash provided by/(used in) financing activities	207	48,731	(233,301)	41,937
Effect of exchange rate changes	6,805	(4,834)	(3,111)	(2,475)
Net increase in cash, cash equivalents and restricted cash	45,288	207,500	227,461	130,978
Cash, cash equivalents and restricted cash at the beginning of period	2,477,080	2,380,954	2,294,907	2,457,476
Cash, cash equivalents and restricted cash at the end of period	$2,522,368	$2,588,454	$2,522,368	$2,588,454

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2023	2024	2023	2024
Cost of revenues	$173,180	$286,689	$482,075	$757,329
Share-based compensation expense in cost of revenues	2,499	1,271	6,989	5,426
Non-GAAP cost of revenues	170,681	285,418	475,086	751,903

Selling and marketing expenses	121,977	226,441	335,902	530,769
Share-based compensation expense in selling and marketing expenses	5,558	4,082	19,120	12,410
Non-GAAP selling and marketing expenses	116,419	222,359	316,782	518,359

General and administrative expenses	110,678	111,537	312,707	340,718
Share-based compensation expense in general and administrative expenses	13,944	10,159	42,288	32,780
Non-GAAP general and administrative expenses	96,734	101,378	270,419	307,938

Operating costs and expenses	405,835	624,667	1,130,684	1,628,816
Share-based compensation expense in operating costs and expenses	22,001	15,512	68,397	50,616
Non-GAAP operating costs and expenses	383,834	609,155	1,062,287	1,578,200

(Loss)/income from operations	(32,185)	(17,432)	(58,168)	12,860
Share based compensation expenses	22,001	15,512	68,397	50,616
Non-GAAP (loss)/income from operations	(10,184)	(1,920)	10,229	63,476

Net (loss)/income attributable to TAL Education Group	(23,946)	23,069	(31,081)	91,902
Share based compensation expenses	22,001	15,512	68,397	50,616
Non-GAAP net (loss)/income attributable to TAL Education Group (note 3)	$(1,945)	$38,581	$37,316	$142,518
Net (loss)/income per ADS
Basic	$(0.04)	$0.04	$(0.05)	$0.15
Diluted	(0.04)	0.04	(0.05)	0.15
Non-GAAP net (loss)/income per ADS
Basic	$(0.00)	$0.06	$0.06	$0.24
Diluted	(0.00)	0.06	0.06	0.23
ADSs used in calculating net (loss)/income per ADS
Basic	600,404,625	605,716,458	612,062,469	605,239,806
Diluted	600,404,625	614,848,836	612,062,469	615,280,167
ADSs used in calculating Non-GAAP net (loss)/income per ADS
Basic	600,404,625	605,716,458	612,062,469	605,239,806
Diluted	600,404,625	614,848,836	622,332,267	615,280,167

Note 3: The tax effect of share-based compensation expenses was immaterial in the third quarter and in the first nine months of fiscal year 2025.